SUPPLEMENT TO THE STATE BANCORP, INC.
                       DIVIDEND REINVESTMENT AND STOCK
                   PURCHASE PLAN PROSPECTUS DATED JUNE 7, 1993



On August 31, 1999, the Board of Directors of State Bancorp, Inc. (the "Company") approved certain modifications to the State Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan"). Those modifications, as well as those previously made on October 24, 1995, are reflected in this supplement to the Company's June 7, 1993 Prospectus relating to such Plan as summarized below:

(1)   The following replaces similar language found on page 6 of the Prospectus:

      3.        Who administers the Plan?

      Subject to the Company's right to terminate and appoint in its place another bank or corporation to serve as "Plan Administrator", Norwest Bank
Transfer Services presently serves in such capacity. The Plan Administrator administers the Plan, keeps records, sends statements of account to participants and performs other duties relating to the Plan. All correspondence relating to the Plan should be directed to:

      Norwest Bank Minnesota, N.A.
      C/o Norwest Shareowner Services
      P.O. Box 64856
      St. Paul, MN 55164-0856
      Telephone (800) 468-9716

      4. Who is eligible to participate?

      All United States resident holders of record of common shares of the Company are eligible to participate and may join the Plan by signing the Authorization Form, additional copies of which may be obtained at any time by contacting the Plan Administrator, and returning the form to the Plan Administrator. A beneficial owner whose shares are registered in a name other then his or her own (for example, in the name of a broker or bank nominee) must either become a stockholder of record by having such shares transferred into his or her own name or make arrangements with his or her own broker, bank or other nominee to participate on his or her behalf.

(2)   The following replaces similar language found on page 7 of the prospectus.

      8.       What is the voluntary cash payment option?

      A participant in the Plan has the option to invest from $100 to $10,000 per quarter under the Plan to purchase additional common shares of the Company. The same amount need not be invested each time and there is no obligation to make any cash payments.

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      9. How are the cash payments made?

      A voluntary cash payment is made by forwarding a check or money order payable to Plan Administrator, or its successor Plan Administrator, subsequent to submitting a completed Authorization form when enrolling, or thereafter, with the payment form which will be attached to each statement of account. All voluntary cash payments, whether submitted with initial enrollment or subsequent to initial enrollment, should be forwarded so that they are received prior to the end of any calendar quarter. The cash will be invested in full and fractional common shares during the first ten days after the end of the calendar quarter in which the voluntary payment is received. If a payment is received within the first few days of the beginning of any calendar quarter, an attempt will be made to invest such cash within the first ten days of such calendar quarter, however, there can be no assurance that such cash will not be invested until the first ten days after the end of the calendar quarter in which it is received by the Plan Administrator.

(3)   The following replaces similar language found on page 8 of the prospectus:

      14.      How will the price of shares be determined?

      The purchase price of common shares purchased in the open market or in negotiated transactions will be the price paid by the Plan Administrator for such shares (not including brokerage fees or commissions). The Company will bear the cost of all brokerage fees and commissions on purchases under the Plan. The price of common shares purchased from the Company will be determined in the sole discretion of the Company, but shall not be less than ninety-five (95%) percent of the closing price for shares of Common Stock as quoted on the American Stock Exchange on the last business day of the calendar quarter immediately preceding the purchase date. The purchase price per share allocated to each participant of common stock purchased on the open market shall normally be the weighted average of all Common Stock so purchased under the Plan each quarter.

      Each participant's account will be credited with that number of full and fractional common shares derived by dividing the amounts to be invested for such participant by the total amount invested for all participants for that particular dividend payment date and multiplying the resulting quotient by the total number of shares purchased.

(4) On page 9 of the Prospectus, the topic heading "Issuance of Share Certificates" has been changed to "Certificates for Shares."

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(5)   On page 9 of the Prospectus, a new item 18. has been added, reading as follows:

      18.      How may certificates be deposited with Plan shares?

      A Participant may deposit with the Plan Administrator certificates for shares of the Company's shares registered in his or her name for credit under the Plan. Because the Participant bears the risk of loss in sending certificates to the Plan Administrator, certificates should be sent by registered mail, return receipt requested, and properly insured, to the address specified in Item
3. If certificates are later issued either upon request of the Participant or upon termination of participation, new, differently numbered certificates will be issued.

(6) Items 18. through 26., found on pages 9 through 11 of the Prospectus, have been renumbered as 19. through 27.

(7) The following replaces similar language found on page 9 of the Prospectus in renumbered Item 19.

      19. How does a Participant withdraw from the Plan?

      A participant may terminate the account at any time by writing to the Plan Administrator. Any such notice received after a dividend record date shall not be effective until dividends paid for such record date have been credited to the participant's account. The Company may terminate the account at any time by notice in writing mailed to the participant. A participant requesting termination may elect to receive either stock or cash for all full shares in the account. If cash is elected, the Company will sell such shares at the current market value and the Plan Administrator will send the net proceeds to the participant, after deducting brokerage commissions and service charges. If no election is made in the request for termination, stock will be issued for full shares. In either case, the participant will receive cash at the current market value in lieu of any fractional interest in a share.

This supplement has been filed with the Securities and Exchange Commission in accordance with Section 424(b)(3) of the Act and is dated September 10, 1999.

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